Orrick, Herrington & Sutcliffe LLP

The Orrick Building
405 Howard Street
San Francisco, CA 94105-2669

+1 415 773 5700
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Brett Cooper

E bcooper@orrick.com
D +1 415 773 5918
F +1 415 773 5759

January 7, 2025

Via Edgar

Heather Clark
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Heather Clark and Kevin Woody

Re:	Sequans Communications S.A. Form 20-F for the Year Ended December 31, 2023 Filed May 15, 2024 File No. 001-35135

Dear Ms. Clark and Mr. Woody:

This letter sets forth the response of Sequans Communications S.A. (the “Company”) to the comment of the staff of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the letter dated December 17, 2024. For ease of reference, we have set forth the comment in the letter followed by the Company’s response.

Form 20-F for the Year Ended December 31, 2023

Financial Statements
Consolidated Statements of Changes in Equity (Deficit), page F-8

Comment: We refer to your “incorporation of losses” in both 2022 and 2023 in the amounts of $327,463 and $12,727, respectively. Your disclosure in note 12 indicates that you reduced your share capital and premium in order to reduce your accumulated deficit. Please provide further information concerning these transactions and the authoritative accounting literature that supports the basis for your conclusions.

Response: The Company’s understanding is the Staff is inquiring on what basis has the Company reclassified accumulated losses against share capital and premium. The accounting entry as disclosed reflects a decision of the Board of Directors, based on a delegation of authority from the shareholders at the annual meetings of shareholders of June 25, 2021 (resolution 18) and June 24, 2022 (resolution 16), to transfer part of the accounting losses of the parent company from one unrestricted equity component (i.e., Accumulated deficit) to another unrestricted equity component (i.e., Share premium). The reduction in Issued capital was from a reduction at the same time of the nominal value per ordinary share from €0.02 to €0.01. The purpose of the transfers is to balance equity ratios between Issued capital and other equity accounts in order to be in compliance with French legal requirements to maintain a certain level of equity versus nominal capital (Article L223-42 of the French commercial code).

Relevant accounting literature and observed practice

There is no general guidance on the presented components in the consolidated statement of changes in equity and the above-mentioned transfer between them in the IFRS accounting standards, which is further evidenced by little guidance in the large four audit firms accompanying literature. The following IFRS guidance was considered for the accounting treatment and disclosures:

•IAS 1.106 requires disaggregation of equity into various components that should be identified in the Consolidated Statements of Changes in Equity and IAS 1.107 provides examples of such components without defining them;

•Conceptual Framework CF 4.66 includes a discussion on the components of equity as it relates to legal, regulatory or other requirements. CF 4.66 states “Sometimes, legal, regulatory or other requirements affect particular components of equity, such as share capital or retained earnings”. Conceptual Framework CF 7.12 and CF 7.13 addresses the classification of equity and refers to jurisdictional requirements such as equity treatment under French law;

•IAS 8.10 states “In the absence of a Standard or interpretation that specifically applies to a transaction or condition, management must use its judgement in developing and applying an accounting policy that results in information that is (…)” “relevant and reliable”. IAS 8.11 states in making judgements under IAS 8.10 management should refer to and consider (a) “the requirements in IFRSs dealing with similar and related issues;” and (b) “the definitions, recognition criteria and measurement concepts for assets, liabilities, income and expenses in the Conceptual Framework for Financial Reporting”;

•IAS 16.41 states: “The revaluation surplus included in equity in respect of an item of property, plant and equipment may be transferred directly to retained earnings when the asset is derecognised. This may involve transferring the whole of the surplus when the asset is retired or disposed of. However, some of the surplus may be transferred as the asset is used by an entity. In such a case, the amount of the surplus transferred would be the difference between depreciation based on the revalued carrying amount of the asset and depreciation based on the asset’s original cost. Transfers from revaluation surplus to retained earnings are not made through profit or loss”;

•IFRS 9.B5.7.1 states: “Amounts presented in other comprehensive income shall not be subsequently transferred to profit or loss. However, the entity may transfer the cumulative gain or loss within equity”;

•Due to the lack of specific guidance, the Company also considered IFRS 2.23 which states in part “However, this requirement does not preclude the entity from recognizing a transfer within equity, i.e. a transfer from one component of equity to another.”

The Company believes the current accounting reflected in the consolidated financial statements under IFRS is appropriate and reflects a transaction resolved by its Board of Directors as authorized by its shareholders. Furthermore, the company believes these entries do not materially impact the understanding by investors of the financial position of the Company and its history of losses

If you have any questions about the Company’s responses, please contact me at (415) 773-5918 or bcooper@orrick.com or Deborah Choate, the Company’s Chief Financial Officer, at 33-1-70-72-16-04 or deborah@sequans.com.

Sincerely, /s/ Brett Cooper Brett Cooper

cc: Deborah Choate – Chief Financial Officer – Sequans Communications S.A